[LETTERHEAD]

July 13, 2010

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:      Norfolk Southern Corporation
        Form 10-K for the year ended December 31, 2009
        Filed February 17, 2010
        Commission File No. 001-08339

Dear Ms. Cvrkel:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comment letter to Charles W. Moorman dated June 28, 2010 (which has been reproduced here in italics).

Annual Report on Form10-K filed for the year ended December 31, 2009
Financial Statements, page K38
Notes to Consolidated Financial Statements, page K46
1.  Summary of Significant Accounting Policies, page K46
Properties, page K47

  Please tell us whether you capitalize the cost of certain repair and maintenance activities (such as rail grinding, shoulder ballast cleaning, etc).  These activities typically recur at intervals shorter than the life of the underlying asset, allow the underlying assets to reach their currently estimated useful lives (rather than extend lives beyond current estimates), and restore the condition of the underlying assets (rather than enhance them beyond their condition when originally acquired).
  For these reasons, we believe expensing as incurred may be the preferable method of accounting for short-lived repairs and maintenance costs, such as rail grinding and other similar costs.  While we would not object to your capitalization of such costs provided that:  (a) their useful life, as represented by the period between performance, is reflected in the depreciation rates used; (b) to the extent such costs are grouped and depreciated with the associated underlying asset, the composite rate is reflective of the shorter life of the maintenance activity (on a weighted-average basis); and (c) to the extent such costs are separately tracked and accounted for, the life of such costs is based on the period between performance (on average), we encourage you to consider expensing such costs as incurred to the extent you do not already do so.  Please advise us as to your planned future accounting.  To the extent that you plan to capitalize such costs, please revise future filings to disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and the amounts capitalized in each period presented.

The Properties subsection in Footnote 1. Summary of Significant Accounting Policies, contained in the above referenced Form 10-K (page K47), includes the following statement: “Costs related to repairs and maintenance activities that do not extend an asset’s useful life or increase its utility are expensed when such repairs are performed.”  We expense such costs, including all costs for rail grinding and shoulder ballast cleaning, when incurred.  We have no plans to change our accounting treatment.

  Given the importance of property and equipment to the operations of your railroad, the overall materiality of such assets in relation to your financial statements as a whole, and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors.  Following are disclosures that should be included in the significant accounting policies described in the notes to your financial statements or in the critical accounting estimates portion of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

Depreciation method by major class of depreciable assets

The depreciation method by major class of depreciable assets; To the extent depreciation is computed on a basis other than time, disclose the major class of depreciable assets and why a basis other than time is appropriate (e.g., lives may be more closely correlated with usage); If the units of production method is employed, disclose the basis upon which depreciation and implied depreciation rates are computed (e.g., number of gross ton-miles carried over the rail divided by the estimated service lives of the rail as measured in millions of gross tons per mile); If a range of depreciation rates is applied to a major asset class (e.g., based upon differing physical characteristics of your rail, such as tangent versus curve or rail weight), disclose the range of depreciation rates being applied; Accumulated depreciation by major class of depreciable assets.

We note your comments and will revise our disclosures in future filings.  Please see the Appendix for revised disclosures.

Explanation of the group method of depreciation

To the extent the group method of depreciation is used, provide a description of why the method is used and how the method works, such as the following:

Assets with similar characteristics, use, and expected lives are grouped together in asset classes and are depreciated collectively using average life/usage rates for the group; The method treats each asset class as a pool of resources, rather than as singular items; Individual assets are not separately depreciated.

We note your comments and will revise our disclosures in future filings.  Please see the Appendix for revised disclosures.

Determination of estimated service lives

Since we note that the group method of depreciation is used, disclose that individual assets are not separately depreciated under the group method of depreciation and explain how service lives are determined; Whether and how often depreciation studies are performed; A description of what a depreciation study is, how they are performed (method and sources of data), the frequency with which they are performed, and the key factors involved in such studies (e.g., analysis of historical use and retirements of assets, expected salvage value to be received upon retirement, etc.); If known, key factors reasonably likely to cause significant changes in estimated service lives.

We note your comments and will revise our disclosures in future filings.  Please see the Appendix for revised disclosures.

Accounting for retirement or replacement of depreciable property

The method of accounting for normal retirements and replacements, including, if applicable, that an estimate of the historical cost of depreciable property retired or replaced under normal circumstances is charged against both the gross carrying value of the respective property class and accumulated depreciation under the group method of depreciation and, therefore, no gain or loss is recognized in earnings; The method of accounting for abnormal retirements and replacements, including that gains or losses are recognized in earnings; How you distinguish between normal and abnormal retirements; The method of estimating the historical cost of retired or replaced property and why estimates are used in place of actual historical cost (e.g., impracticality of tracking individual assets); The types of assumptions involved in your historical cost estimates.  For example, if estimates of historical cost are based on a deflation of current replacement costs, disclose the source of inflation factors, why such inflation factors are appropriate, and that the assumptions include the age of retired assets; Quantify the amounts of gains or losses recognized in earnings and charged to accumulated depreciation due to abnormal and normal replacement or retirements, respectively.

We note your comments and will revise our disclosures in future filings.  Please see the Appendix for revised disclosures.

Accounting for maintenance-related activities

Quantify the amount of maintenance costs expensed as incurred; To the extent costs are not expensed as incurred, disclose the basis for capitalization, the types of costs capitalized, the periods over which such costs are depreciated, the typical amount of time between the incurrence of such costs, the asset class in which such costs are capitalized within property and equipment, and quantification of amounts of capitalized in each period presented.

While NS expenses maintenance costs as incurred, from a review of U.S. generally accepted accounting principles and SEC guidelines, we are not able to discern where either provides clear guidance on the definition of maintenance costs.  The lack of a common definition does not allow for the aggregation and presentation of this information in a meaningful and industry comparative manner.  In addition, our review indicates that our industry peers do not provide this information.  While NS believes no additional disclosures are needed in response to the second item of your request, we respectfully request that the Staff reconsider the first item of your request.

Determination of costs capitalized as property and equipment

To the extent assets are self-constructed and such work is performed by company employees, disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of removal and deconstruction of replaced assets; The basis for attributing these costs to capitalized depreciable property; How such costs are measured.

We note your comments and will revise our disclosures in future filings.  Please see the Appendix for revised disclosures.

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have responded fully to the Staff’s comments.  If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/ Clyde H. Allison, Jr.
Clyde H. Allison, Jr.

cy:       Gene R. Carter, Audit Committee - Chair
            Charles W. Moorman, Chairman, President and CEO
            James A. Squires, Executive Vice President and CFO

Appendix – Revised Property Disclosures

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Norfolk Southern Corporation and Subsidiaries
Management’s Discussion and Analysis of
Financial Condition and Results of Operations

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Properties and Depreciation

Most of NS’ total assets are long-lived railway properties (see Note 6).  As disclosed in Note 1, NS’ properties are depreciated using group depreciation.  The primary depreciation method for NS’ asset base is group life.  Units of production is the principal method of depreciation for rail in high density corridors and for depletion of natural resources.  Remaining properties are depreciated generally using the straight-line method over the lesser of estimated service or lease lives.

NS’ depreciation expense is based on management’s assumptions concerning expected service lives of its properties as well as the expected net salvage that will be received upon their retirement.  In developing these assumptions, NS’ management utilizes periodic depreciation studies that are performed by an independent outside firm of consulting engineers and approved by the Surface Transportation Board (“STB”), the regulatory board that has broad jurisdiction over railroad practices. NS’ depreciation studies are conducted every three years for equipment and every six years for track assets and other roadway property.  The frequency of these studies correlates with guidelines established by the STB.  Key factors which are considered in developing average service life and salvage estimates include:

Statistical analysis of historical retirement data and surviving asset records; Review of historical salvage received and current market rates; Review of NS’ operations including expected changes in technology, customer demand, maintenance practices and asset management strategies; Review of accounting policies and assumptions; and Industry review and analysis.

The units of production depreciation rate for rail in high density corridors is derived based on consideration of annual gross ton miles as compared to the total or ultimate capacity of rail in these corridors.  NS’ experience has shown that traffic density is a leading factor in determination of the expected service life of rail in high density corridors.  In developing the respective depreciation rate, consideration is also given to several rail characteristics including age, weight, condition (new or second hand) and type (curve or tangent).   As a result, a composite depreciation rate is developed which is applied to the depreciable base.

NS’ recent experience with these studies has been that while they do result in changes in the rates used to depreciate its properties, these changes have not caused a significant effect to its annual depreciation expense.  Changes in rates as a result of depreciation studies are implemented prospectively.  The studies may also indicate that the recorded amount of accumulated depreciation is deficient (or in excess) of the amount indicated by the study.  Any such deficiency (or excess) is amortized as a component of depreciation expense over the remaining service lives of the affected class of property, as determined by the study.  NS’ depreciation expense for the year ended December 31, 2009, amounted to $837 million.  NS’ composite depreciation rates for 2009 are disclosed in Note 6; a one-tenth percentage point increase (or decrease) in these rates would have resulted in a $29 million increase (or decrease) to depreciation expense.  For 2009, roadway depreciation rates ranged from 0.83% to 20% and equipment depreciation rates ranged from 2.02% to 33.33%.

When properties other than land and nonrail assets are sold or retired in the ordinary course of business, the cost of the assets, net of sale proceeds or salvage, is charged to accumulated depreciation, and no gain or loss is recognized in earnings.  Actual historical cost values are retired when available, such as with equipment assets.  The use of estimates in recording the retirement of certain roadway assets is necessary based on the impracticality of tracking individual asset costs.  When retiring rail, ties and ballast, NS uses statistical curves that indicate the relative distribution of the age of the assets retired.  The historical cost of other roadway assets is estimated using a combination of inflation indices specific to the rail industry and those published by the U.S. Bureau of Labor Statistics.  The indices are applied to the replacement value based on the age of the retired assets.  These indices are used because they closely correlate with the costs of roadway assets.  Gains and losses on disposal of land and nonrail assets are included in “Other income – net” (see Note 2) since such income is not a product of NS’ railroad operations.

A retirement is considered abnormal if it does not occur in the normal course of business, if it relates to disposition of a large segment of an asset class and if the retirement varies significantly from the retirement profile identified through our depreciation studies, which inherently consider the impact of normal retirements on expected service lives and depreciation rates.  Gains or losses from abnormal retirements are recognized in earnings.  There were no gains or losses recognized in 2009, 2008 or 2007 due to abnormal retirement of depreciable railroad property.

NS reviews the carrying amount of properties whenever events or changes in circumstances indicate that such carrying amount may not be recoverable based on future undiscounted cash flows.  Assets that are deemed impaired as a result of such review are recorded at the lesser of carrying amount or fair value.

Norfolk Southern Corporation and Subsidiaries
Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

Properties

“Properties” are stated principally at cost and are depreciated using the group method of depreciation whereby assets with similar characteristics, use, and expected lives are grouped together in asset classes and depreciated using a composite depreciation rate.  This methodology treats each asset class as a pool of resources, not as singular items.  NS uses more than 60 depreciable asset classes.  The primary depreciation method for NS’ asset base is group life.  Units of production is the principal method of depreciation for rail in high density corridors and for depletion of natural resources (see Note 2).  Remaining properties are depreciated generally using the straight-line method over the lesser of estimated service or lease lives.  Depreciation in the Consolidated Statements of Cash Flows includes both depreciation and depletion.

NS’ depreciation expense is based on management’s assumptions concerning expected service lives of its properties as well as the expected net salvage that will be received upon their retirement.  In developing these assumptions, NS’ management utilizes periodic depreciation studies that are performed by an independent outside firm of consulting engineers and approved by the Surface Transportation Board (“STB”), the regulatory board that has broad jurisdiction over railroad practices. NS’ depreciation studies are conducted every three years for equipment and every six years for track assets and other roadway property.  The frequency of these studies correlates with guidelines established by the STB.  Key factors which are considered in developing average service life and salvage estimates include:

Statistical analysis of historical retirement data and surviving asset records; Review of historical salvage received and current market rates; Review of NS’ operations including expected changes in technology, customer demand, maintenance practices and asset management strategies; Review of accounting policies and assumptions; and Industry review and analysis.

The units of production depreciation rate for rail in high density corridors is derived based on consideration of annual gross ton miles as compared to the total or ultimate capacity of rail in these corridors.  NS’ experience has shown that traffic density is a leading factor in determination of the expected service life of rail in high density corridors.  In developing the respective depreciation rate, consideration is also given to several rail characteristics including age, weight, condition (new or second hand) and type (curve or tangent).   As a result, a composite depreciation rate is developed which is applied to the depreciable base.

NS’ recent experience with these studies has been that while they do result in changes in the rates used to depreciate its properties, these changes have not caused a significant effect to its annual depreciation expense.  Changes in rates as a result of depreciation studies are implemented prospectively.  The studies may also indicate that the recorded amount of accumulated depreciation is deficient (or in excess) of the amount indicated by the study.  Any such deficiency (or excess) is amortized as a component of depreciation expense over the remaining service lives of the affected class of property, as determined by the study.  For 2009, roadway depreciation rates ranged from 0.83% to 20% and equipment depreciation rates ranged from 2.02% to 33.33%.

NS capitalizes interest on major capital projects during the period of their construction.  Expenditures, including those on leased assets, that extend an asset’s useful life or increase its utility, are capitalized.  Expenditures capitalized include those that are directly related to a capital project and may include materials, labor and equipment, in addition to an allocable portion of indirect costs that clearly relate to a particular project.  Due to the capital intensive nature of the railroad industry, a significant portion of annual capital spending relates to the replacement of self constructed assets.  Because removal activities occur in conjunction with replacement, removal costs are estimated based on an average percentage of time employees replacing assets spend on removal functions. Costs related to repairs and maintenance activities that do not extend an asset’s useful life or increase its utility are expensed when such repairs are performed.

When properties other than land and nonrail assets are sold or retired in the ordinary course of business, the cost of the assets, net of sale proceeds or salvage, is charged to accumulated depreciation, and no gain or loss is recognized in earnings.  Actual historical cost values are retired when available, such as with equipment assets.  The use of estimates in recording the retirement of certain roadway assets is necessary based on the impracticality of tracking individual asset costs.  When retiring rail, ties and ballast, NS uses statistical curves that indicate the relative distribution of the age of the assets retired.  The historical cost of other roadway assets is estimated using a combination of inflation indices specific to the rail industry and those published by the U.S. Bureau of Labor Statistics.  The indices are applied to the replacement value based on the age of the retired assets.  These indices are used because they closely correlate with the costs of roadway assets.  Gains and losses on disposal of land and nonrail assets are included in “Other income – net” (see Note 2) since such income is not a product of NS’ railroad operations.

A retirement is considered abnormal if it does not occur in the normal course of business, if it relates to disposition of a large segment of an asset class and if the retirement varies significantly from the retirement profile identified through our depreciation studies, which inherently consider the impact of normal retirements on expected service lives and depreciation rates.  Gains or losses from abnormal retirements are recognized in earnings.

NS reviews the carrying amount of properties whenever events or changes in circumstances indicate that such carrying amount may not be recoverable based on future undiscounted cash flows.  Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

6.  Properties

A detail of the Company’s net properties are as follows:

		Accumulated	Net Book	Depreciation
As of December 31, 2009	Cost	Depreciation	Value	Rate (a)
($ in millions)
Land	$ 2,181	$ --	$ 2,181	--

Roadway:
Rail and other track material	5,029	(1,455)	3,574	3.11%
Ties	3,710	(907)	2,803	3.30%
Ballast	1,812	(341)	1,471	2.77%
Construction in process	174	--	174	--
Other roadway	10,324	(2,405)	7,919	2.30%
Total roadway	21,049	(5,108)	15,941

Equipment:
Locomotives	3,927	(1,516)	2,411	3.46%
Freight cars	2,828	(1,357)	1,471	3.12%
Computers	379	(320)	59	9.58%
Construction in process	89	--	89	--
Other equipment	514	(243)	271	4.92%
Total equipment	7,737	(3,436)	4,301

Other property	469	(249)	220	1.70%

Total properties	$31,436	$(8,793)	$22,643

		Accumulated	Net Book	Depreciation
As of December 31, 2008	Cost	Depreciation	Value	Rate (a)
($ in millions)
Land	$ 2,119	$ --	$ 2,119	--

Roadway:
Rail and other track material	4,813	(1,374)	3,439	3.02%
Ties	3,522	(879)	2,643	3.19%
Ballast	1,717	(327)	1,390	2.70%
Construction in process	320	--	320	--
Other roadway	9,868	(2,213)	7,655	2.26%
Total roadway	20,240	(4,793)	15,447

Equipment:
Locomotives	3,873	(1,397)	2,476	3.45%
Freight cars	2,852	(1,316)	1,536	3.04%
Computers	351	(289)	62	9.90%
Construction in process	112	--	112	--
Other equipment	500	(237)	263	4.52%
Total equipment	7,688	(3,239)	4,449

Other property	473	(241)	232	2.30%

Total properties	$30,520	$(8,273)	$22,247
(a)   Composite annual depreciation rate for the underlying assets.

Roadway and equipment property includes $243 million at December 31, 2009, and $483 million at December 31, 2008, of assets recorded pursuant to capital leases with accumulated amortization of $94 million and $189 million at December 31, 2009 and 2008, respectively.  Other property includes the costs of obtaining rights to natural resources of $336 million at December 31, 2009 and 2008, with accumulated depletion of $184 million and $179 million respectively.

Capitalized Interest

Total interest cost incurred on debt in 2009, 2008, and 2007 was $484 million, $459 million, and $455 million, respectively, of which $17 million, $15 million and $14 million was capitalized.